UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                           THE SECURITIES ACT OF 1934

For the month of September 30, 2004

Commission File Number 000-17729

                          FORUM ENERGY CORPORATION
                 (Address of principal executive office)

             700 2 nd st s.w. suite 1400 Calgary, AB, TZP4VS CANADA
                  (Translation of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) |_|

Indicate by check mark the registrant urnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FORUM ENERGY CORPORATION
                                                   (Registrant)

                                              By:/s/ David M. Thompson
                                              ----------------------------------
Date: ____  __ , 2004                         Name:    David M. Thompson
                                              Title:   CFO

                                BC FORM 51 - 901F

                          QUARTERLY AND YEAR END REPORT

Incorporated as part of:    X        Schedule A
                          ----

                          ____       Schedules B & C

-------------------------------------------------------------------------------------------------------------------
ISSUER DETAILS
                                                                                         DATE OF REPORT
NAME OF ISSUER                                               FOR THE SIX MONTHS ENDED        YY/MM/DD

Forum Energy Corporation                                     September 30, 2004          2004/10/29
-------------------------------------------------------------------------------------------------------------------

ISSUER ADDRESS
700-2nd St. S. W.,  Suite 1400
-------------------------------------------------------------------------------------------------------------------
CITY           PROVINCE              POSTAL CODE             ISSUERS FAX NO.             ISSUER TELEPHONE NO.
Calgary        Alberta               T2P 4V5                 403-398-1382                      403-290-1676
-------------------------------------------------------------------------------------------------------------------
CONTACT NAME                                                 CONTACT POSITION
                                                                                         CONTACT TELEPHONE NO.
David Thompson                                               Chief Financial Officer           403-290-1676
CONTACT EMAIL ADDRESS                                        WEB SITE ADDRESS
dmt@forumenergy.com                                          www.forumenergy.com
                                                             -------------------
-------------------------------------------------------------------------------------------------------------------

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE      PRINT FULL NAME                     DATE SIGNED
"David R. Robinson"       David Russell Robinson              Oct 29th 2004
------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE      PRINT FULL NAME                     DATE SIGNED
"David Thompson"          David Michael Thompson              Oct 29th 2004
------------------------------------------------------------------------------

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)

    Management Discussion and Analysis of Financial Condition and Results of
                                   Operations
                  (all funds in Cdn. $ unless otherwise stated)

Dated: October 29th, 2004

Overall Performance

During the nine months ended September 30, 2004, Forum Energy Corporation ("Forum" or the "Company") continued to focus its efforts on creating shareholder value through the acquisition of, or participation in the development of, proven petroleum and coal reserves as well as evaluating other energy project opportunities internationally. Our primary focus at this time is on the Company's assets and projects in the Philippines.

The Company drilled three onshore wells on the island of Cebu in the Philippines in the third and fourth quarters of 2003 and is preparing to have these wells tested and certified. In addition to evaluating other farm-in energy-related opportunities in Southeast Asia, the Company is in the process of acquiring four coal concessions located on the Island of Cebu.

The Company has now utilized the funding raised on the last private offering of August 2003 in successful pursuance of its planned activities for the period January 1, 2003 until present. It has also been pursuing additional short-term financing until longer-term funding can be put in place as described below. To this end the Company has increased its Fixed Assets through a share swap arrangement between Langley Park Investment Trust Plc ("Langley") in which the Company placed 27,000,000 shares of restricted stock with Langley in exchange for 3,018,172 Langley shares (pound)1 p.v. Langley is traded on the London Stock Exchange and the Company has the ability to trade up to 50% of its holdings in the first two years and the remainder thereafter. In addition, subsequent to the quarter ended September 30, 2004 the Company acquired Pacific Geothermal Energy, Inc and through this acquisition brought additional $1,000,000 financing through the issue of convertible, redeemable 5-year debentures (See additional notes below). It is intended that these sources of funds plus the second tranche on the convertible debentures be used for working capital and to permit the Company to develop its existing assets and pursue additional assets to enable it to develop the longer-term funding prospects.

In order to have adequate resources for future funding for the business, the Company has entered into a Heads of Agreement with a Malaysian/Swiss group, AIAK Swiss ("AIAK"), to raise up to US$20 Million to fund the forward development programme. It is proposed that these funds will be contributed into a Special Purposes Vehicle ("SPV"); the Company will also contribute its assets into the SPV, which assets will be independently valued.

On July 29, 2004 the Corporation announced that it was in the process of submitting a formal application to the Philippine Department of Energy for a new Coal Operating Contract (COC). Exploration drilling is planned by the Corporation to identify the readily mineable coal reserves, which are conservatively estimated to be between 2 to 10 million metric tons proven with upside potential, and are located in South Cebu. The COC is for four of the most prospective coal blocks in the area and potentially provides the Corporation with an opportunity to become a key producer of high quality steam coal. Additional applications for more coal blocks are anticipated as the licenses become available.

Selected Annual Information

                             Selected Financial Data
                      (in '000, except Earnings per Share)

                                     Quarter      Nine Months       Year           Year           Year
                                      Ended          Ended          Ended          Ended          Ended
                                    09/30/04       09/30/04       12/31/03       12/31/02       12/31/01
                                   -----------    -----------    -----------    -----------    -----------
Revenue                            $        --    $        --    $        --    $        --    $         1
Income (Loss)                      $      (981)   $    (1,626)   $    (1,356)   $    (1,058)   $    (1,514)
Earnings (Loss)                    $     (0.01)   $     (0.01)   $     (0.01)   $     (0.10)   $     (0.17)
per share
Diluted Earnings (Loss) per share  $        --    $        --    $        --    $        --    $        --

Dividends per share                $      0.00    $      0.00    $      0.00    $      0.00    $      0.00
Weighted  Avg. Shares O/S ('000)       140,488        140,488        113,700         10,404          8,734
Working Capital                    $     2,969    $     2,126    $      (283)   $      (587)   $      (574)
Resource Properties (1)            $        --    $        --    $        --    $        --    $        --
Long-Term Debt                     $       175    $     7,139    $     6,881    $        --    $        --
Shareholders' Equity               $     6,105    $     7,573    $     1,809    $      (576)   $       242
Total Assets                       $     6,939    $    16,348    $     9,109    $        71    $       852

During the fiscal year ended December 31, 2003 the Company assets, weighted average shares and long-term debt reflected the business acquisition of Forum Exploration, Inc as described in the accounts. The Company was still focused on development activities and, therefore, no revenues were generated during these periods.

Results of Operations

The consolidated accounts show a loss for the nine months ended September 30, 2004 of ($1,626,461) or ($0.01) per share versus ($1,356, 130) for 2003 or
($0.10) per share. The results for the nine months ended September 30, 2004 as well as the year ended December 31, 2003 incorporate the activities of the Philippine subsidiary, Forum Exploration, Inc.

Balance Sheet

There has been little significant change in the current assets of the Company, which now include the assets of Forum Exploration, Inc. The inclusion of the $339,300 short-term demand loans from the shareholders of the Company (the "Shareholders") has increased the working capital of the Company as detailed in the summary of quarterly results.

Property, Plant and Equipment

                                                                     Additions /     Accumulated
September 30, 2004                                       Cost         Disposals      Depreciation   Net book value
                                                      ------------------------------------------------------------
Philippine Based Assets:
    Oil and gas exploration and other costs:
          Drilling equipment                          $  919,309                      $  298,667      $  620,642
          Well logging equipment and other costs         122,908                          56,226          66,682
          Deferred exploration costs                   8,065,449      $  710,944              --       8,776,393
                                                      ------------------------------------------------------------
                                                       9,107,666         710,944         354,893       9,463,717

Office furniture and fixtures                            108,435           2,671          89,874          21,232
Transportation equipment                                   5,532                           2,027           3,505
                                                      ------------------------------------------------------------
                                                      $9,221,633      $  713,615      $  446,794      $9,488,454
                                                      ============================================================

December 31, 2003
Philippine Based Assets:
    Oil and gas exploration and other costs:
          Drilling equipment                          $  919,309                      $  119,684      $  799,625
          Well logging equipment and other costs         122,908                          36,873          86,035
          Deferred exploration costs                   8,065,449                              --       8,065,449
                                                      ------------------------------------------------------------
                                                       9,107,666                         156,557       8,951,109

Office furniture and fixtures                            108,435                          81,508          26,927
Transportation equipment                                   5,532                             779           4,753
                                                      ------------------------------------------------------------
                                                      $9,221,633                      $  238,844      $8,982,789
                                                      ============================================================

Summary of Quarterly Results

                             Selected Financial Data
                              (in '000, except EPS)

                   ----------------------------------------------------------------------------------------------------------------
                   3rd Qtr,   2nd Qtr,   1st Qtr,   4th Qtr,    3rd Qtr,   2nd Qtr,    1st Qtr,   4th Qtr,   3rd Qtr,    2nd Qtr,
                   --------   ---------  ---------  ---------   ---------  ---------   ---------  ---------  ---------   ---------
                      04         04         04          03         03          03         03         02          02         02
                      --         --         --          --         --          --         --         --          --         --
  -------------------------------------------------------------------------------------------------------------------------------

  Revenue              (0)        (0)        (0)         (0)        (0)         (0)        (0)        (0)         (0)        (0)
                       ---
  -------------------------------------------------------------------------------------------------------------------------------

  Income (Loss)      (981)      (357)      (288)       (292)       (56)       (741)      (267)      (491)       (176)       (94)
  -------------------------------------------------------------------------------------------------------------------------------

  Earnings          (0.01)     (0.01)     (0.01)      (0.01)     (0.01)      (0.07)     (0.03)     (0.04)      (0.02)     (0.01)
  (Loss) per
  share
  -------------------------------------------------------------------------------------------------------------------------------

  Diluted              --         --         --          --         --          --         --         --          --         --
  Earnings
  (Loss) per
  share
  -------------------------------------------------------------------------------------------------------------------------------

Liquidity

Working capital at September 30, 2004 was $2,126,026 (2003 - deficit $283,714) and shareholders' surplus was $7,572,727 (2003- $1,808,953). The Company will need to raise additional capital through debt, equity or other offerings to fund its ongoing operations and development. The Company has announced plans to raise up to US$20 million to fund its long-term objectives, as discussed above.

In the meantime, the directors and Shareholders have provided short-term financing in order for the Company to meet its working capital requirements to continue its operations. Such financings have been on a non-interest, non-recourse basis. Since January 1, 2004 to date, directors have contributed US$158,805 through the exercise of options at the request of the Company and Shareholders and directors have advanced a further US$235,000 through short-term loans repayable on demand.

On October 18, 2004, Forum Energy Corporation, a Canadian corporation ("Forum Energy"), Forum Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Forum Energy, and Pacific Geothermal Energy, Inc., a Delaware corporation ("PacGeo") entered into an Agreement and Plan of Merger (the "Merger Agreement"). The merger contemplated by the Merger Agreement (the "Merger") was also completed on October 18, 2004. As a result of the Merger, PacGeo became a wholly-owned subsidiary of Forum Energy and all outstanding shares of PacGeo' capital stock held by its sole stockholder were converted into 50,000 shares of Forum Energy common stock. PacGeo is a private, development stage company formed to pursue opportunities for geothermal energy in the Philippines, and had immaterial assets and liabilities as of October 18, 2004, other than its obligations under and proceeds from the debentures described below.

Immediately prior to the Merger, PacGeo entered into a Convertible Debenture Purchase Agreement (the "Purchase Agreement"), dated as of September 30, 2004, with, among others, HEM Mutual Assurance LLC, and Highgate House LLC ("Highgate"), accredited investors located in Minneapolis, Minnesota (collectively, the "Investors"), pursuant to which it sold and issued convertible debentures to Investors in an aggregate principal amount of up to $1,000,000 in a private placement pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended. Two debentures in the aggregate principal amount of $500,000 were issued for gross proceeds of $500,000 in cash (the "Initial Debentures") and an additional debenture in the aggregate principal amount of $500,000 (the "Contingent Debenture" and collectively with the Initial Debentures, the "Debentures") was issued in exchange for a promissory note from Investors in the principal amount of $500,000 (the "Note"). Each of the Debentures has a maturity date of September 29, 2009, subject to earlier conversion or redemption pursuant to its terms, and bears interest at the rate of 1% per year, payable in cash or shares of common stock at the option of the holder of the Debentures. As a result of the Merger, Forum Energy has assumed the rights and obligations of PacGeo in the private placement, including the gross proceeds raised through the sale of the Debentures, the Note issued by Investors to PacGeo, and PacGeo' obligations under the Debentures and the Purchase Agreement.

As a result of the Merger, US$500,000 in principal amount of the Initial Debentures are now convertible into unrestricted shares of Forum Energy common stock (the "Common Shares"). The conversion price for the Debentures in effect on any Conversion Date shall be the lesser of (a) the lesser of $.10 and one hundred twenty-five percent (125%) of the average of the closing bid prices per share of Forum Energy's Common Shares during the five (5) Trading Days immediately preceding the Closing (as defined in the Purchase Agreement) (the "Fixed Conversion Price") and (b) one hundred percent (100%) of the average of the three (3) lowest closing bid prices per share of the Common Shares during the forty (40) Trading Days immediately preceding the Conversion Date (the "Floating Conversion Price"); provided, however, that the aggregate maximum number of Common Shares that the First Debenture A, First Debenture B and Second Debenture may be converted into shall be Two Million (2,000,000) common shares (the "Maximum Conversion"); and further provided, however, that upon the Maximum Conversion, Forum Energy shall, at its option (a) increase the Maximum Conversion or (a) redeem the unconverted amount of the Initial Debentures (if issued and outstanding) and Contingent Debenture in whole or in part at one hundred twenty percent (120%) of the unconverted amount of such Debentures being redeemed plus accrued interest thereon. For purposes of determining the closing bid price on any day, reference shall be to the closing bid price for a share of Common Shares on such date on the OTCBB (or such other exchange, market, or other system that the Common Shares are then traded on), as reported on Bloomberg, L.P. (or similar organization or agency succeeding to its functions of reporting prices).

The Contingent Debenture may not be converted, do not accrue interest, and are not subject to repayment at maturity unless and until (i) the closing per share bid price for the Common Shares has been at least $0.10 for thirty consecutive trading days at any time from September 30, 2004 to September 29,2009; (ii) a sufficient number of Forum Energy's Common Shares are then held in escrow to cover at least 200% of the number of shares that would then be necessary to satisfy the full conversion of all then outstanding converted Debentures; and
(iii) the Notes have been paid in full by the Investors. The Notes becomes payable in full by Investors to Forum Energy as soon as the Contingent Debentures become convertible and subject to repayment as described above. If and when the Contingent Debenture become convertible, it will be convertible into unrestricted Common Shares of Forum

Energy at a conversion price that is the lower of $0.10 or the average of the three lowest closing per share bid prices for the Common Shares during the 40 trading days prior to conversion.

The conversion price and number of Common Shares issuable upon conversion of the Debentures is subject to adjustment for stock splits and combinations and other dilutive events. To satisfy its conversion obligations under the Debentures, Forum Energy has placed certificates representing 10,000,000 Common Shares into escrow for potential issuance to the Investors upon conversion of the Debentures.

The Debentures may never be converted into an aggregate of more than 2,000,000 Common Shares unless Forum Energy elects to increase the number of shares held in escrow and obtains stockholder approval in accordance with the rules and regulations of such exchange, market or system on which its Common Shares are then listed. If the conversion rate of the Debentures would require Forum Energy to issue more than an aggregate of 2,000,000 Common Shares upon conversion of the Debentures and Forum Energy has not elected to increase the number of shares held in escrow (or fails to obtain any required stockholder approval for such proposed increase), Forum Energy will be required to redeem the unconverted amount of the Debentures for 140% of the principal amount thereof, plus accrued and unpaid interest.

In addition, the Debentures generally may not be converted if after such conversion the holder would beneficially own more than 5% of Forum Energy's then outstanding Common Shares, unless the holder waives this limitation by providing Forum Energy with 75 days prior written notice.

Forum Energy has the right to redeem the Debentures, in whole or in part, at any time on 30 days advanced notice for 140% of the principal amount of the outstanding Debentures being redeemed, plus accrued and unpaid interest. In addition, if at any time any of the Debentures are outstanding, Forum Energy receives debt or equity financing in an amount equal to or exceeding Five Million dollars ($5,000,000) in a single transaction or series of related transactions (excluding any portion of such financing consisting of forgiveness of debt or other obligations), Forum Energy is required to redeem the Debentures (including the Contingent Debentures, if outstanding) for 150% of the amount of the then outstanding Debentures, less the amount of the Note if not then repaid. If trading in the Common Shares is suspended (other than suspensions of trading on such market or exchange generally or temporary suspensions pending the release of material information) for more than ten trading days, or if the Common Shares is de-listed from the exchange, market or system on which it is then traded and not re-listed on another exchange, market or the Over the Counter Bulletin Board within 10 trading days, Investors may elect to require Forum Energy to redeem all then outstanding Debentures (including the Contingent Debenture) and any shares of Common Shares held by Investors through prior conversions at a price equal to the sum of the aggregate market value of the Common Shares then held by Investors, less the amount of the Note if not then repaid, through prior conversions plus the value of all unconverted Debentures then held by Investors, calculated in each case in the manner set forth in the Purchase Agreement. Forum Energy would owe an interest penalty of 15% per year on any payments not made within 7 business days of a redemption request made pursuant to the preceding sentence.

Pursuant to the Purchase Agreement, until October 17, 2005, Forum Energy is prohibited from offering or issuing any security pursuant to a Rule 504 exemption from the registration requirements of the Securities Act of 1933, as amended.

Until such time as they no longer holds any Debentures, neither the Investors nor their respective affiliates may engage in any short sales of the Common Shares if there is no offsetting long position in the Common Shares then held by the Investors or such affiliates.

Capital Resources

The Company is responsible for meeting the entire working capital requirements for the current year of the oil and gas properties of Forum Exploration, Inc. of which the Company now owns 66 2/3%. The working capital requirements for the oil and gas operations are based on the work programme agreed to between Forum Exploration, Inc. and the Department of Energy of the Philippines. The general and administration costs run approximately US$25,000 per month and the work programme exploration requirements have been met for 2003 and 2004.

An additional work programme has been prepared and approved to complete the testing and appraisal of the onshore wells as well as an appraisal of the Libertad gas field, which has been budgeted to cost approximately US$892,616 over the coming year. In addition, the Company has committed to undertake exploration activities in Manila Bay pursuant to which a seismic programme has been budgeted for US$979,900 over the coming year. These will be funded from the long-term financing mentioned above. In addition, the Company will look to farm-in to a producing field in Indonesia or elsewhere.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties

Related party transactions occurred with the following persons for the nine months ended September 30, 2004:

AMS Limited provides the Company with accounting, consulting, and corporate secretarial services as well as director services. David Thompson, director and CFO of the Company, is a major shareholder of AMS Limited. As at September 30, 2004 the Company owed AMS Limited a total of $149,195 for these services. The fees payable to AMS Limited, which are charged at a rate of US$9,000 per month, will continue to accrue as ongoing services are being provided to the Company. Included in this monthly charge is David Thompson's director's fee in the amount of US$1,000 per month.

Barry Stansfield, a director of the Company, is entitled to a director's fee in the amount of US$1,000 per month. As at September 30, 2004, the Company owed Mr. Stansfield a total of $44,558 in connection with this fee and other prior year consulting charges. Mr. Stansfield's total director's fee for the six months ended September 30, 2004 was US$6,000 (total compensation for the year ended December 31, 2003 was US$20,000). The fee payable to Mr. Stansfield will continue to accrue as ongoing services are provided to the Company.

David Robinson, who is President, CEO and a director of the Company, is entitled to compensation for his services as an officer and a director. The fees payable to Mr. Robinson, which are charged at a rate of US$6,000 per month including a director's fee of US$1,000 per month, will continue to accrue as ongoing services are provided to the Company. For the nine months ended September 30, 2004 his total compensation for these services was US$35,000 (total compensation for the year ended December 31, 2003 was US$6,000).

Larry Youell, Chairman of the Board and a director of the Company, is entitled to compensation for his services as Chairman and a director. The fees payable to Mr. Youell, which are charged at a rate of US$2,000 per month including a director's fee of US$1,000 per month, will continue to accrue as ongoing services are provided to the Company. For the nine months ended September 30, 2004 his total compensation was US$15,622 (total compensation for the year ended December 31, 2003 was $93,803).

Merckwood Resources provides director services to the Company. David Wilson, who is a director of the Company, controls Merckwood. The director's fee payable to Merckwood, which is charged at a rate of US$1,000 per month, will continue to accrue as ongoing services are provided to the Company. For the nine months ended September 30, 2004 the total compensation due Merckwood was US$17,470 (total compensation for the year ended December 31, 2003 was US$8,000).

Directors exercised 1,258,510 options at values ranging from $0.08 to $0.32 as detailed in the summary of quarterly results.

Fourth Quarter

[see 1.10]

Proposed Transactions

Other than what has already been described above there are no further proposed transactions. The Company has already discussed the proposed financing transaction with AIAK of Malaysia/Switzerland. The proposed transaction will require that the Company obtain independent valuations of its assets, which will then be contributed to an SPV into which AIAK will raise and invest up to US$20 million. The Company will receive equity in the SPV in consideration of its contribution. It is the intention of AIAK to list the SPV on a stock exchange in order to permit the shares to become tradable.

Critical Accounting Estimates

In the share purchase agreement dated March 23, 2003, as amended to acquire a 66 2/3% interest in Forum Exploration, Inc., the Company acquired an interest in Deferred Exploration Costs in the amount of $14,539,921 (as at June 30, 2003 the date for acquisition accounting purposes). These costs are capitalized development costs prior to the start of commercial operations and can be recovered from the Department of Energy of the Philippines' share of the production. At that time, management determined the fair market value of this debt to be $7,042,487. The initial basis for this evaluation was at 10% for five years. Subsequently, management determined the amount should be further written down.

The Company also acquired a long-term debt to a related party, Forum Pacific Inc, in respect to their advance to Forum Exploration, Inc, the repayment of which is limited to the related party share of cost recovery and revenues from profit oil when commercial production commences from the Company's oil and gas properties in Cebu and Manila Bay. This loan was incurred when Forum Pacific funded the development costs of Forum Exploration, Inc. At the date of acquisition the loan balance was $13,081,909, which was discounted to a fair market value of $9,446,483. This note is being accreted during the estimated term to repay, being seven years in management's opinion, based on a discount rate of 10% per annum.

Financial Instruments and Other Instruments

[NTD: see 1.14 of the form]

Other MD&A Requirements

General and administrative:

                                                                Nine Months
                                                                  ended
                                                                September 30,
                                                                    2004
                                                                      $
  ---------------------------------------------------------------------------

  Accounting services                                             65,743
  Audit fees                                                      39,943
  Communications                                                   4,008
  Consulting expenses                                            267,825
  Listing and filing fees                                         28,959
  Legal fees                                                     191,693
  Management fees                                                119,533
  Office and miscellaneous                                         8,596
  Shareholder information                                         22,264
  Travel                                                          18,599
  ---------------------------------------------------------------------------
                                                                 767,163
  ===========================================================================

The majority of the engineering and geological work was performed by Forum Exploration, Inc in the Philippines who are permitted to capitalize these costs and recover them against future production. Interest charges relate to the convertible debt, which was converted in December, 2003, and accretion of the long-term debt. The Company relies on outside consulting support as required. Compensation expenses recognize the cost element of issuing options to directors. Other fees and expenses reflect the changes to the business to accommodate the new development in the Philippines.

Disclosure of Outstanding Share Data

AS AT AND FOR THE NINE MONTHS ENDED September 30, 2004

a)    Authorized and issued share capital:

                 Class                 Par      Authorized     Number Issued and Outstanding    Number Issued and Outstanding
                                      Value                       as at December 31, 2003          as at September 30, 2004
------------------------------------------------------------------------------------------------------------------------------
Common Shares                         N.P.V.    Unlimited             135,821,037                      164,683,646
Preferred Shares                      N.P.V.    Unlimited                None                              None
(convertible redeemable voting)

b)    Summary of convertible securities outstanding as at September 30, 2004

          Security                    Number of           Number of       Exercise Price      Expiry Date
                                       Options          Common Shares
                                                        issuable upon     (per option or
                                                         Exercise or         warrant)
                                                         Conversion            US$
----------------------------------------------------------------------------------------------------------
Incentive Stock Options
                                           5,000               5,000          $ 0.11            19-Nov-04
                                          50,000              50,000          $ 0.15            15-Mar-05
                                       4,862,500           4,862,500          $ 0.08            26-Apr-08
                                         750,000             750,000          $ 0.31            26-Apr-08
                                       1,000,000           1,000,000          $ 0.43            26-Apr-08
                                  ----------------------------------
                                       6,667,500           6,667,500
                                  ==================================

Warrants
                                         999,000             999,000          $ 0.25            2-Sept-2005
                                       1,540,000           1,540,000          $ 0.25            2-Sept-2005
                                       5,700,000           5,700,000          $ 0.08            26-Apr-2008
                                  ----------------------------------
                                       8,239,000           8,239,000
                                  ==================================

Looking Forward

This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated. The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.


Signed "David Russell Robinson"
-------------------------------
David Russell Robinson
President and Chief Executive Officer

                      Consolidated Financial Statements of

                            FORUM ENERGY CORPORATION

                                   (Unaudited)

                            As at September 30, 2004
                and for the Nine Months ended September 30, 2004

                            FORUM ENERGY CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

Canadian Funds

As at September 30, 2004 and December 31, 2003
-------------------------------------------------------------------------------------------
                                                              Sept 30          December 31
                                                                2004               2003
-------------------------------------------------------------------------------------------
ASSETS

Current assets
     Cash                                                   $      9,428       $     27,077
     Accounts receivable                                          95,136             76,220
     Prepaid expenses                                              9,461             22,927
     Short term portion of Investment [note 4]                 3,284,544                 --
                                                            -------------------------------
                                                               3,398,569            126,224

     Long term portion of Investment [note 4]                  3,461,320                 --
     Property, plant and equipment [note 5]                    9,488,454          8,982,789
                                                            -------------------------------
                                                            $ 16,348,343       $  9,109,013
                                                            ===============================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
     Accounts payable and accrued liabilities [note 8]      $    933,243       $    409,938
     Short-Term Loans [note 8]                                   339,300                 --
                                                            -------------------------------
                                                               1,272,543            409,938
                                                            -------------------------------

     Long-term debt  [note 6]                                  7,138,724          6,881,989
     Deferred commissions [note 4]                               364,349                 --
     Non-controlling interest                                         --              8,533
                                                            -------------------------------
                                                               7,503,073          6,890,522
                                                            -------------------------------
                                                               8,775,616          7,300,060
                                                            -------------------------------

Shareholders' Equity  (Deficiency)
     Share capital [note 7]                                 $ 14,637,570       $  7,239,109
     Contributed surplus                                         517,941            526,167
     Deficit                                                  (7,582,784)        (5,956,323)
                                                            -------------------------------
                                                               7,572,727          1,808,953
                                                            -------------------------------
                                                            $ 16,348,343       $  9,109,013
                                                            ===============================

Going concern [note 1]
Commitments and contingencies [note 10]
Subsequent events [note 13]

See Accompanying Notes to the Consolidated Financial Statements

ON BEHALF OF THE BOARD:

_________"David Robinson"_________          _________"David Thompson"__________
             Director                                   Director,

                            FORUM ENERGY CORPORATION

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Canadian Funds


                                               Three Months Ended Sept 30           Nine Months Ended Sept 30
                                               --------------------------           -------------------------
                                                       (Unaudited)                        (Unaudited)
---------------------------------------------------------------------------------------------------------------
                                                 2004              2003             2004              2003
---------------------------------------------------------------------------------------------------------------
EXPENSES
   General and administration [note 8]           285,964       $   739,677       $   767,163       $ 1,007,123
   Depreciation                                   67,408                --           207,926                --
   Accretion on long-term debt [note 6]          126,897                --           289,387                --
   Interest expense (income)                         878              (181)            2,704              (181)
   Foreign exchange losses (gains)              (364,514)               --          (369,417)
                                             ------------------------------------------------------------------
                                                 116,633           739,496           897,763         1,006,942

OTHER EXPENSES
   Commissions [note 4]                          728,698                --           728,698                --
   Write down of investments [note 9]                 --             1,003                --             1,799
                                             ------------------------------------------------------------------

LOSS BEFORE NON-CONTROLLING INTEREST             845,331           740,499         1,626,461         1,008,741

Non-controlling interest                         136,146                --                --                --

                                             ------------------------------------------------------------------
LOSS FOR THE NINE MONTHS                         981,477           740,499         1,626,461         1,008,741

Deficit, beginning of the period               6,601,307         4,868,435         5,956,323         4,600,193
                                             ------------------------------------------------------------------
Deficit, end of the nine months              $ 7,582,784       $ 5,608,934       $ 7,582,784       $ 5,608,934
                                             ==================================================================
Loss per common share

   Basic and diluted [note 7]                     ($0.01)           ($0.07)           ($0.01)           ($0.10)
                                             ==================================================================

See Accompanying Notes to the Consolidated Financial Statements

                            FORUM ENERGY CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Funds

                                                  Three Months Ended Sept 30           Nine Months Ended Sept 30
                                                  --------------------------           -------------------------
                                                         (Unaudited)                          (Unaudited)
------------------------------------------------------------------------------------------------------------------
                                                    2004             2003               2004             2003
------------------------------------------------------------------------------------------------------------------
Cash provided by (used in)
OPERATING ACTIVITIES
Loss for the period                             $  (981,477)      $  (740,499)      $(1,626,461)      $(1,008,741)
Non-cash items included in loss
  Depreciation                                       67,384             1,003           207,926             1,799
  Non-controlling interest                               --                --            (8,533)               --
  Options issued to non-employees                        --           443,317                --           449,246
  Stock issued for services                          (4,048)               --            88,892                --
  Accretion on long-term debt                       126,897                --           289,387                --
  Fair Value of ROC Oil warrants charged
   to interest expense                                   --             3,354                --            13,414
  Exchange gain on ROC Oil loan and
   short-term loans                                      --           (26,345)               --           (57,384)
                                                ------------------------------------------------------------------
                                                   (791,244)         (319,170)       (1,048,789)         (601,667)
Changes in working capital related to
   operating activities
  Accounts receivable                                43,756           (57,810)          (18,916)          (59,503)
  Prepaid expenses                                   53,654           (13,919)           13,466           (14,993)
  Short term portion of Investment
   [note4]                                       (3,284,544)               --        (3,284,544)               --
  Accounts payable and accrued
   liabilities                                      180,431            48,736           523,705           300,152
                                                ------------------------------------------------------------------
                                                 (3,797,947)         (342,163)       (3,815,078)          225,656
                                                ------------------------------------------------------------------
INVESTING ACTIVITIES
  Additions to properties; plant and
  equipment, net                                   (280,487)           (1,381)         (713,591)           (1,381)
  Loan Receivable                                        --          (809,646)               --          (809,646)
  Proceeds on sale of investments [note 9]               --                --                --            27,776
  Long term portion of Investment [note 4]       (3,461,320)               --        (3,461,320)               --
                                                ------------------------------------------------------------------
                                                 (3,741,807)         (811,027)       (4,174,911)         (783,251)
                                                ------------------------------------------------------------------
FINANCING ACTIVITIES
  Short-term loans                                   25,857           (13,729)          339,300           (13,729)
  Deferred commissions [note 4]                     364,349                --           364,349                --
  Shares Subscribed                                  80,042         2,313,787                --         2,313,787
  Issuance of share capital, net of costs
  [note 7]                                        7,089,838            46,446         7,301,343            46,446
  Long-term debt                                    (32,652)               --           (32,652)               --
                                                ------------------------------------------------------------------
                                                  7,527,434         2,346,504         7,972,340         2,346,504
                                                ------------------------------------------------------------------

Net increase in cash                                (12,320)        1,193,314           (17,649)        1,187,243
Cash - beginning of the year                             --            18,305            27,077            24,376
                                                ------------------------------------------------------------------
Cash  - end of the year                             (12,320)      $ 1,211,619             9,428       $ 1,211,619
                                                ------------------------------------------------------------------
Interest paid                                   $                 $                 $                 $
==================================================================================================================
Taxes paid                                      $        --       $        --       $                 $
==================================================================================================================

         See Accompanying Notes to the Consolidated Financial Statements

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

1.    GOING CONCERN

      Forum Energy Corporation (the "Corporation") is incorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas reserves and the pursuit of other energy related opportunities. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation's control.

      These consolidated financial statements have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. The Corporation has experienced significant operating losses and cash outflow from operations in the nine months ended September 30, 2004 and though it has $2,126,026 in working capital at September 30, 2004 it has no producing properties. The Corporation's ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

     If the going concern assumption were not appropriate for these consolidated financial statements adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates relate to determining the recoverability of the Corporation's property, plant and equipment. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial Statements and the notes thereto for the year ended December 31, 2003.

      (a)   Basis of preparation

            These financial statements include the accounts of the Corporation and its subsidiaries, Tracer Petroleum International ("TPI"); TEPCO Ltd. ("TEPCO") and Forum Exploration Inc. ("FEI").

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (b)   Properties, plant and equipment

            The Corporation follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

            The costs (including exploratory dry holes) in costs centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. To the extent there are costs, which are not likely to be recovered in the future, they are written-off.

            The costs in cost centres from which there will be production will be depleted and depreciated on the unit of production method based on the estimated proved reserves after royalties. Oil and natural gas reserves and production will be converted into equivalent units based upon their estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are excluded from the depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

            Oil and natural gas properties are subject to a ceiling test for each cost centre and in each reporting period to determine that the costs of each cost centre are recoverable and do not exceed their estimated future net revenues. Future net revenues are estimated based upon the production of proved reserves at period end prices plus the costs of unproved properties net of impairment allowances, future capital costs, administrative, financing, future removal and site restoration costs and income taxes. If the carrying value of the oil and natural gas properties exceed the estimated future net revenues, a write down is recorded.

            Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale would alter the depletion rate by more than 20%.

            Substantially all of the Corporation's exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Corporation's proportionate interest in such activities.

            The Corporation's drilling equipment and well logging equipment are recorded at cost upon acquisition and depreciated on a straight-line basis over five years.

            The Corporation depreciates its office furniture and fixtures, and transportation equipment at the rate of 30% per annum utilizing the declining balance method. It provides for a full year's amortization of these assets in the year of acquisition.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (c)   Future removal and site restoration costs - oil and gas properties

            Estimated future removal and site restoration costs are provided for using the unit-of-production method based upon estimated gross proven reserves.

      (d)   Foreign currency translation

            The accounts of the Corporation's integrated subsidiary have been translated into Canadian dollars on the following basis:

            Monetary assets and liabilities at the exchange rate at year-end. Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to income in the year incurred.

      (e)   Stock option plan

            The Corporation has a fixed price stock option plan. No compensation expense is recognized when stock options are issued to or exercised by employees, officers, or directors. Any consideration paid on exercise of stock options by employees, officers, or directors is credited to share capital. Effective January 1, 2002 the Corporation adopted the new Canadian accounting standard for stock-based compensation and other stock-based payments. The standard requires that the Corporation provide pro-forma earnings and pro-forma earnings per share for employee stock option granted, as if the fair value method of accounting for stock-based compensation had been used. The fair value of any stock option grants to non-employees is charged to income during the year.

      (f)   Income taxes

            The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

      (g)   Investments

            Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

3.    BUSINESS COMBINATION

      On March 11, 2003, the Corporation entered into an agreement to acquire a right to purchase 66?% of the issued and outstanding shares of FEI, a Philippine Corporation that has rights to develop two properties located in the Philippines. The Corporation completed this transaction on July 18, 2003 and co-terminously the Corporation exercised its right to acquire 66?% of FEI. The consideration rendered was the issuance of 100,000,000 common shares of the Corporation at an adjusted price of $0.001 per share. The adjusted price per share was determined by management based upon the vendors' cost of the right to purchase, which approximated $100,000, as management believes there was not a sufficiently active and liquid market for the Corporation's shares to support their use. In addition, the Corporation undertook to procure funding in the form of an on-demand bridge loan to fund the working capital needs of FEI from November 1, 2002 until the completion of the acquisition, which amounted to approximately US$500,000. The Corporation also agreed to fund FEI's required property work commitments and overhead for 2003 and 2004 [see Note 9].

      The acquisition has been accounted for using the purchase method whereby the assets and liabilities were recorded at their fair market values as at the effective date and the operating results have been included in these consolidated financial statements from the date of acquisition as tabled below:

      Net Assets Acquired:
       Current assets (including cash $20,203)      $   102,938
       Property, plant and equipment                  7,042,487
       Current liabilities                             (107,708)
       Long-term debt                                (6,772,955)
       Non-controlling interest                         (50,000)
                                                    -----------
                                                    $   214,762
                                                    ===========
      Consideration Rendered:
       Issuance of 100,000,000 common shares        $   100,000
       Transaction costs                                114,762
                                                    -----------
                                                    $   214,762
                                                    -----------

                                                    ===========

4.    INVESTMENT

      Under a Stock Purchase Agreement dated August 4, 2004 with Langley Park Investment Trust plc ("Langley"), the Company issued to Langley 27,000,000 shares of restricted stock of the Company (see Note 7) in consideration for 3,018,172 ordinary shares of Langley at a price of (pound)1 each. Furthermore, the Stock Purchase Agreement permits the Company to trade up to 50% of the Langley shares immediately and 50% are held for a period of two years.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

4.    INVESTMENT (Continued)

      As part of this transaction the Company was obligated to pay a third party agent a commission of 10% of the value of the Langley shares in Langley shares, of which 5% would become payable immediately and the remaining 5% when the two year hold period expires. The deferred commission payable in two years is US$274,050/CAN$364,349.

      The value of the investment is:                       NET          NET
                                                            US$          CAN$
      Gross value: at acquisition
      3,018,172 shares at (pound)1 each
      (assuming an exchange rate of US$1,816/(pound))   $5,481,000   $7,286,990
      Less: 5% commission due                             (274,050)    (364,349)

      -------------------------------------------------------------------------
      Net value: at acquisition                         $5,206,950   $6,922,641
      -------------------------------------------------------------------------

      Net value: at September 30, 2004
      Short term portion                                $2,603,475   $3,284,544
      Long term portion                                 $2,603,475   $3,461,320
      -------------------------------------------------------------------------
      Total value: at September 30, 2004                $5,206,950   $6,745,864
      =========================================================================

5.    PROPERTY, PLANT AND EQUIPMENT

      September 30, 2004                                                  Additions /    Accumulated
                                                               Cost        Disposals    Depreciation    Net book value
                                                            ----------------------------------------------------------
      Philippine Based Assets:
          Oil and gas exploration and other costs:
             Drilling equipment                             $  919,309            --      $  298,667      $  620,642
                Well logging equipment and other costs         122,908            --          56,226          66,682
                Deferred exploration costs                   8,065,449       710,944              --       8,776,393
                                                            --------------------------------------------------------
                                                             9,107,666       710,944         354,893       9,463,717
                                                                                  --              --
      Office furniture and fixtures                            108,435         2,671          89,874          21,232
      Transportation equipment                                   5,532            --           2,027           3,505

                                                            --------------------------------------------------------
                                                            $9,221,633      $713,615      $  446,794      $9,488,454
                                                            ========================================================

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

5.    PROPERTY, PLANT AND EQUIPMENT (Continued)

      December 31, 2003
      Philippine Based Assets:
      Oil and gas exploration and other costs:
           Drilling equipment                            $  919,309            --      $  119,684      $  799,625
             Well logging equipment and other costs         122,908            --          36,873          86,035
             Deferred exploration costs                   8,065,449            --              --       8,065,449
                                                         --------------------------------------------------------
                                                          9,107,666            --         156,557       8,951,109

      Office furniture and fixtures                         108,435            --          81,508          26,927
      Transportation equipment                                5,532            --             779           4,753

                                                         --------------------------------------------------------
                                                         $9,221,633            --      $  238,844      $8,982,789
                                                         ========================================================

      Deferred exploration costs incurred prior to the start of commercial operations, net of incidental income. These costs include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest.

6.    LONG-TERM DEBT

      Long-term debt is non-interest bearing, non-recourse, unsecured and relates to previous funding of the deferred exploration costs by its former parent company (Forum Pacific Inc.). The recovery of these advances is deferred until the Corporation commences to earn revenue out of production from its exploration of the SC40 Cebu and Manila Bay properties, and then repayment shall be at a rate of 50% of the income generated by FEI until fully repaid. The debt has been discounted to a fair market value and the face amount of the debt is P370,830,184 ($9,416,552). The note is subject to accretion and an amount of $289,387 has been recognized at September 30, 2004. Total overhead costs capitalized during the period ended September 30, 2004 totalled $120,226.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

7.    SHARE CAPITAL

      (a)   Authorized

      Unlimited number of Common shares without par value; and Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

      (b)   Issued Common Shares

                                                                            Number           Amount
                                                                          ----------------------------
      Balance - December 31, 2003                                         135,821,037      $ 6,771,207
         Issued for Cash pursuant to exercise of stock options              1,491,040          200,433
         Issued for services                                                  371,569           97,118
         Issued to exchange shares of Investment in Langley [note 4]       27,000,000        7,100,910
                                                                          ----------------------------
      Balance - September 30, 2004                                        164,683,646      $14,169,668
                                                                          ============================

      (c)   Warrants

                                                          $
      Balance - December 31, 2003       8,239,000      $467,902
                                               --            --
                                        -----------------------
      Balance - September 30, 2004      8,239,000      $467,902
                                        =======================

            (i) Warrants previously issued totaling 2,539,000 at an exercise price between $0.25 and $0.90 due to expire on September 2, 2004 were further extended to expire on September 2, 2005.

      (d)   Options

            The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation's stock on the date of the grant and an option's maximum term is three years. The options vest immediately. At September 30, 2004 there were 6,667,500 stock options outstanding to purchase common shares at US$0.08 - US$0.43 per share. These options expire on various dates between November 19, 2004 and April 26, 2008.

                                                                               Weighted
                                                                 Number of      Average
                                                                  Options       Exercise
                                                                 Exercisable   Price/Share
                                                                --------------------------
                                                                --------------------------
             Outstanding and exercisable December 31, 2003        7,639,790       $0.18
                 Granted                                            750,000       $0.41
                 Exercised                                       (1,491,040)      $0.14
                 Cancelled/Expired                                 (231,250)      $0.32
                                                                 -------------------------
             Outstanding and exercisable September 30, 2004       6,667,500       $0.20
                                                                 =========================

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

7.    SHARE CAPITAL (Continued)

      (d)   Options (Continued)

            The following table summarizes stock options outstanding and exercisable at September 30, 2004:

                                                        Weighted Average Remaining Life
               Exercise Price       Number of Options              (in years)
        -------------------------------------------------------------------------------
                   $0.10                    4,862,500                   4
                   $0.11                        5,000                  --
                   $0.15                       50,000                  --
                   $0.31                      750,000                   4
                   $0.43                    1,000,000                   4
                                   ----------------------------------------------------
                                            6,667,500                   2
                                   ====================================================

            The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2004 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

                                                     2004          Year 2003
                                                -----------------------------
      Loss for the nine months as reported      $   1,626,461      $1,356,130
      Compensation expense                                 --         765,897
                                                -----------------------------
      Pro-forma loss for the nine months        $   1,626,461      $2,122,027
                                                =============================

      Loss per common share as reported         $           0.01   $     0.01
                                                -----------------------------
      Pro-forma loss per common share           $           0.01   $     0.02
                                                =============================

      The fair value of all options including those disclosed as pro forma compensation expense and warrants were estimated using a Black Scholes option-pricing model and based on the following assumptions:

                                                                      2004
                                                                    ---------

      Dividend yield (%)                                               0.0
      Expected stock price volatility (%)                              185
      Risk free interest rate (%)                                      4.9
      Expected life of options (years)                                  1
                                                                    ---------

      At September 30, 2004, 15,212,200 shares of common stock were reserved including 6,667,500 shares reserved for issuance under stock option agreements and 8,239,000 reserved for issuance in conjunction with outstanding warrants.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

7.    SHARE CAPITAL (Continued)

      (e)   Per share amounts

            The loss per common share computations is based on the weighted average number of shares outstanding, which was 140.5 million (Year 2003 - 113.7million). Diluted earnings per share amounts are not recorded, as these amounts would be anti- dilutive.

8.    RELATED PARTY TRANSACTIONS, SHORT-TERM LOANS & BALANCES

      (a)   Management and consulting fees:

            During the nine months ended September 30, 2004 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $256,995 (2003 - $261,117). Included in accounts payable and accrued liabilities at September 30, 2004, is $485,614 (2003 - $69,673) owed to directors, officers and/or companies controlled by them.

            (b) During the nine months ended September 30th two shareholders of the Corporation advanced US$248,944 to FEI to assist with its working capital requirements. The advance is an interest-free on-demand note to be issued and guaranteed by the Corporation under its commitment to fund the working capital needs of FEI. The loans are short-term and expect to be repaid out of proceeds from the new funding as well as awarding the shareholders bonus shares equivalent to 20% of the amounts advanced.

9.    OTHER INVESTMENTS

      Investment in Transmeridian Exploration Inc.

      During the year ended December 31, 2002 the Corporation recorded a write down totaling $48,372 with respect to its investment in 1,500,000 common shares of Transmeridian Exploration Inc. as management had determined that the carrying value of this investment has become permanently impaired. During the year ended December 31, 2002 the Corporation had sold 1,350,000 common shares of Transmeridian Exploration Inc. for net proceeds totaling $643,326 and recorded a loss on disposal totaling $42,000. During the year ended December 31, 2003 the Corporation sold its remaining interest in Transmeridian Exploration Inc. consisting of 150,000 common shares for net proceeds totaling $27,776 resulting in no gain and no loss.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

10.   COMMITMENTS AND CONTINGENCIES

      The Corporation must fulfill its commitment to fund 100% of the overheads of FEI plus the implementation of the work program agreed between FEI and the Department of Energy of the Philippines for calendar years 2003 and 2004. This work program for SC40 covers the drilling of another well in the first year plus two additional wells in the second year. Furthermore the Corporation has committed itself to commence development of the Libertad Gas Field. The budget for this development for 2004 for SC40 is approximately US$2 million.

      On May 6, 2004 the Corporation announced that it entered into an agreement with Energy Services Group (ESG) Dubai for the ongoing management and oversight of the Corporation's exploration and development efforts. ESG has prepared the 2004 Work Programme and Budget for the Corporation's operating subsidiary, FEI. The budget is for a total of US$4.36 million, and includes the further exploration and development of the Corporation's Cebu Island contract (SC40) as well as Manila Bay (SC43), and specifically includes the development of the newly discovered Maya Field and the Libertad Gas Field. The majority of the 2004 Work Programme and Budget will be covered through the US$20 million financing that is being arranged through AIAK Capital in Kuala Lumpur, which was announced in a press release of April 22nd 2004.

11.   FINANCIAL INSTRUMENTS

      (a)   Foreign currency exchange risk:

            The Corporation is exposed to foreign currency fluctuations as many of the Corporations expenditures are in U.S. dollars and Philippine pesos.

      (b)   Credit risk:

            The Corporation's accounts receivable are primarily customers in the oil and gas industry and government agencies and are subject to normal industry credit risks.

      (c)   Fair value of financial instruments:

            Financial instruments of the Corporation consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans, long-term debt and convertible loans. As at September 30, 2004, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

12.   COMPARATIVE INFORMATION

      Certain amounts for prior years have been reclassified to conform to the current year's presentation.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

13.   SUBSEQUENT EVENTS

      (i) In February 2004 we entered into a finders agreement with AIAK Capital Ltd, pursuant to which AIAK, on an exclusive basis for a period of 180 days, was retained to obtain equity and/or debt financing for the Corporation in the capital markets of Asia. The range of financing was between US$5 and US$50 million. Subsequently, in April 2004, based on discussions with AIAK management, the Corporation agreed that the appropriate amount of financing which AIAK should attempt to secure was US$20 million. It has been suggested by AIAK that such financing may be effected through a combination including a potential transfer of certain of our assets to a new `Special Purpose Vehicle' (SPV) through which the US$20 million would be raised. Our interest in the SPV would be based upon a valuation of the transferred assets by an independent engineering firm. If AIAK is successful, in addition to reimbursement of out-of-pocket expenses, it will receive a finder's fee equal to 8% of the aggregate amount raised.

      (ii) On July 29, 2004 the Corporation announced that it was in the process of submitting a formal application to the Philippine Department of Energy for a new Coal Operating Contract (COC). Exploration drilling is planned by the Corporation to identify the readily mineable coal reserves, which are conservatively estimated to be between 2 to 10 million metric tons recoverable with upside potential, and are located in South Cebu. The COC is for four of the most prospective coal blocks in the area and potentially provides the Corporation with an opportunity to become a key producer of high quality steam coal.

            Additional applications for more coal blocks are anticipated as the originals become available.

      (iii) On October 18, 2004, Forum Energy Corporation, a Canadian corporation ("Forum Energy"), Forum Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Forum Energy, and Pacific Geothermal Energy, Inc., a Delaware corporation ("PacGeo") entered into an Agreement and Plan of Merger (the "Merger Agreement"). The merger contemplated by the Merger Agreement (the "Merger") was also completed on October 18, 2004. As a result of the Merger, PacGeo became a wholly-owned subsidiary of Forum Energy and all outstanding shares of PacGeo' capital stock held by its sole stockholder were converted into 1,000 shares of Forum Energy common stock. PacGeo is a private, development stage company formed to pursue opportunities for geothermal energy in the Philippines, and had immaterial assets and liabilities as of October 18, 2004, other than its obligations under and proceeds from the debentures described below.

            Immediately prior to the Merger, PacGeo entered into a Convertible Debenture Purchase Agreement (the "Purchase Agreement"), dated as of September 30, 2004, with, among others, HEM Mutual Assurance LLC, and Highgate House LLC ("Highgate"), accredited investors located in Minneapolis, Minnesota (collectively, the "Investors"), pursuant to which it sold and issued convertible debentures to Investors in an aggregate principal amount of up to $1,000,000 in a private placement pursuant to Rule 504 of Regulation D

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

13.   SUBSEQUENT EVENTS (Continued)

            under the Securities Act of 1933, as amended. Two debentures in the aggregate principal amount of $500,000 were issued for gross proceeds of $500,000 in cash (the "Initial Debentures") and an additional debenture in the aggregate principal amount of $500,000 (the "Contingent Debenture" and collectively with the Initial Debentures, the "Debentures") was issued in exchange for a promissory note from Investors in the principal amount of $500,000 (the "Note"). Each of the Debentures has a maturity date of September 29, 2009, subject to earlier conversion or redemption pursuant to its terms, and bears interest at the rate of 1% per year, payable in cash or shares of common stock at the option of the holder of the Debentures. As a result of the Merger, Forum Energy has assumed the rights and obligations of PacGeo in the private placement, including the gross proceeds raised through the sale of the Debentures, the Note issued by Investors to PacGeo, and PacGeo' obligations under the Debentures and the Purchase Agreement.

            As a result of the Merger, US$500,000 in principal amount of the Initial Debentures are now convertible into unrestricted shares of Forum Energy common stock (the "Common Shares"). The conversion price for the Debentures in effect on any Conversion Date shall be the lesser of (a) the lesser of $.10 and one hundred twenty-five percent (125%) of the average of the closing bid prices per share of Forum Energy's Common Shares during the five (5) Trading Days immediately preceding the Closing (as defined in the Purchase Agreement) (the "Fixed Conversion Price") and (b) one hundred percent (100%) of the average of the three (3) lowest closing bid prices per share of the Common Shares during the forty (40) Trading Days immediately preceding the Conversion Date (the "Floating Conversion Price"); provided, however, that the aggregate maximum number of Common Shares that the First Debenture A, First Debenture B and Second Debenture may be converted into shall be Two Million (2,000,000) common shares (the "Maximum Conversion"); and further provided, however, that upon the Maximum Conversion, Forum Energy shall, at its option (a) increase the Maximum Conversion or a. redeem the unconverted amount of the Initial Debentures (if issued and outstanding) and Contingent Debenture in whole or in part at one hundred twenty percent (120%) of the unconverted amount of such Debentures being redeemed plus accrued interest thereon. For purposes of determining the closing bid price on any day, reference shall be to the closing bid price for a share of Common Shares on such date on the OTCBB (or such other exchange, market, or other system that the Common Shares are then traded on), as reported on Bloomberg, L.P. (or similar organization or agency succeeding to its functions of reporting prices).

            The Contingent Debenture may not be converted, do not accrue interest, and are not subject to repayment at maturity unless and until (i) the closing per share bid price for the Common Shares has been at least $0.10 for thirty consecutive trading days at any time from September 30, 2004 to September 29,2009; (ii) a sufficient number of Forum Energy's Common Shares are then held in escrow to cover at least 200% of the number of shares that would then be necessary to satisfy the full conversion of all then

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

13.   SUBSEQUENT EVENTS (Continued)

            outstanding converted Debentures; and (iii) the Notes have been paid in full by the Investors. The Notes becomes payable in full by Investors to Forum Energy as soon as the Contingent Debentures become convertible and subject to repayment as described above. If and when the Contingent Debenture become convertible, it will be convertible into unrestricted Common Shares of Forum Energy at a conversion price that is the lower of $0.10 or the average of the three lowest closing per share bid prices for the Common Shares during the 40 trading days prior to conversion.

            The conversion price and number of Common Shares issuable upon conversion of the Debentures is subject to adjustment for stock splits and combinations and other dilutive events. To satisfy its conversion obligations under the Debentures, Forum Energy has placed certificates representing 10,000,000 Common Shares into escrow for potential issuance to the Investors upon conversion of the Debentures.

            The Debentures may never be converted into an aggregate of more than 2,000,000 Common Shares unless Forum Energy elects to increase the number of shares held in escrow and obtains stockholder approval in accordance with the rules and regulations of such exchange, market or system on which its Common Shares are then listed. If the conversion rate of the Debentures would require Forum Energy to issue more than an aggregate of 2,000,000 Common Shares upon conversion of the Debentures and Forum Energy has not elected to increase the number of shares held in escrow (or fails to obtain any required stockholder approval for such proposed increase), Forum Energy will be required to redeem the unconverted amount of the Debentures for 140% of the principal amount thereof, plus accrued and unpaid interest.

            In addition, the Debentures generally may not be converted if after such conversion the holder would beneficially own more than 5% of Forum Energy's then outstanding Common Shares, unless the holder waives this limitation by providing Forum Energy with 75 days prior written notice.

            Forum Energy has the right to redeem the Debentures, in whole or in part, at any time on 30 days advanced notice for 140% of the principal amount of the outstanding Debentures being redeemed, plus accrued and unpaid interest. In addition, if at any time any of the Debentures are outstanding, Forum Energy receives debt or equity financing in an amount equal to or exceeding Five Million dollars ($5,000,000) in a single transaction or series of related transactions (excluding any portion of such financing consisting of forgiveness of debt or other obligations), Forum Energy is required to redeem the Debentures (including the Contingent Debentures, if outstanding) for 150% of the amount of the then outstanding Debentures, less the amount of the Note if not then repaid. If trading in the Common Shares is suspended (other than suspensions of trading on such market or exchange generally or temporary suspensions pending the release of material information) for more than ten trading days, or if the Common Shares is de-listed from the exchange, market or system on which it is then traded and not re-listed on another exchange, market or the

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 2004
                                    Unaudited

13.   SUBSEQUENT EVENTS (Continued)

            Over the Counter Bulletin Board within 10 trading days, Investors may elect to require Forum Energy to redeem all then outstanding Debentures (including the Contingent Debenture) and any shares of Common Shares held by Investors through prior conversions at a price equal to the sum of the aggregate market value of the Common Shares then held by Investors, less the amount of the Note if not then repaid, through prior conversions plus the value of all unconverted Debentures then held by Investors, calculated in each case in the manner set forth in the Purchase Agreement. Forum Energy would owe an interest penalty of 15% per year on any payments not made within 7 business days of a redemption request made pursuant to the preceding sentence.

            Pursuant to the Purchase Agreement, until October 17, 2005, Forum Energy is prohibited from offering or issuing any security pursuant to a Rule 504 exemption from the registration requirements of the Securities Act of 1933, as amended.

            Until such time as they no longer holds any Debentures, neither the Investors nor their respective affiliates may engage in any short sales of the Common Shares if there is no offsetting long position in the Common Shares then held by the Investors or such affiliates.

                                BC FORM 51 - 901F

                          QUARTERLY AND YEAR END REPORT

Incorporated as part of:       Schedule A
                         -----

                           X   Schedules B & C
                         -----

------------------------------------------------------------------------------------------------
ISSUER DETAILS
                                            FOR THE SIX MONTHS ENDED       DATE OF REPORT
NAME OF ISSUER                                                                YY/MM/DD
                                            September 30th, 2004
Forum Energy Corporation                                                   2004/10/29
------------------------------------------------------------------------------------------------
ISSUER ADDRESS
700-2nd St. S. W. Suite 1400
------------------------------------------------------------------------------------------------
CITY       PROVINCE      POSTAL CODE        ISSUERS FAX NO.                ISSUER TELEPHONE NO.
Calgary    Alberta       T2P 4V5            403-398-1382                      403-290-1676
------------------------------------------------------------------------------------------------
CONTACT NAME                                CONTACT POSITION               CONTACT
                                                                           TELEPHONE NO.
David Thompson                              Chief Financial Officer        403-290-1676
CONTACT EMAIL ADDRESS                       WEB SITE ADDRESS
dmt@forumenergy.com                         www.forumenergy.com
                                            -------------------
------------------------------------------------------------------------------------------------

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

-------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE     PRINT FULL NAME                     DATE SIGNED
"David R. Robinson"      David Russell Robinson              Oct 29th 2004
-------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE     PRINT FULL NAME                     DATE SIGNED
"David Thompson"         David Michael Thompson              Oct 29th 2004
-------------------------------------------------------------------------------

SCHEDULE B

1.    a)    General and administrative: Refer to the MD&A for breakdown.

      b)    Expenditures to non-arms length parties:
                 Management and consulting fees
                 See consolidated financial statements for details.

2.    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

      a)    Shares issued:

                                                                                  Total          Type of
Date           Security          Type of Issue         Number       Price      Proceeds US$    Consideration    Commission
----           --------          -------------         ------       -----      ------------    -------------    ----------
01/26/04       Common Shares     Exercise of            200,000    US$0.14      $28,000.00      Cash                None
                                 Options
01/29/04       Common Shares     Exercise of             34,060    US$0.16      $ 5,449.60      Cash                None
                                 Options
01/30/04       Common Shares     Exercise of             67,560    US$0.14      $ 9,458.40      Cash                None
                                 Options
01/30/04       Common Shares     Exercise of             34,970    US$0.16      $ 5,595.20      Cash                None
                                 Options
02/04/04       Common Shares     Exercise of             68,750    US$0.32      $22,000.00      Cash                None
                                 Options
02/10/04       Common Shares     Exercise of             30,000    US$0.11      $ 3,300.00      Cash                None
                                 Options
02/20/04       Common Shares     Issued for              48,929    US$0.16      $ 7,800.00      Services            None
                                 services                                                       Provided
04/16/04       Common Shares     Exercise of            937,500    US$0.08      $75,000.00      Cash                None
                                 Options
05/07/04       Common Shares     Exercise of             18,200    US$0.11      $ 2,002.00      Cash                None
                                 Options
06/04/04       Common Shares     Exercise of            100,000    US$0.08      $ 8,000.00      Cash                None
                                 Options
06/04/04       Common Shares     Issued for              42,338    US$0.33      $14,179.63      Services            None
                                 services                                                       Provided
06/04/04       Common Shares     Issued for              30,302    US$0.20      $ 6,060.40      Services            None
                                 services                                                       Provided
06/04/04       Common Shares     Issued for             250,000    US$0.20      $50,000.00      Services            None
                                 services                                                       Provided
07/31/04       Common Shares     Issued for          27,000,000   US$0.203      $5,481,000      Exchange of         None
                                 exchange of stock                                              stock
                                                     ----------
TOTAL                                                28,862,609
                                                     ==========

      b)    Warrants issued:

                  NIL

      c)    Shares in escrow or subject to pooling:

                  NIL

      d)    List of Directors:
              Larry Youell       David Thompson         David Russell Robinson
              David Wilson       Barry Stansfield

2.    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 (CONTINUED)

      e)    List of Officers
              David Robinson     President and CEO
              David Thompson     Chief Financial Officer and Corporate Secretary

3.    AS AT SEPTEMBER 30, 2004

      a)    Authorized and issued share capital:

                                           Authorized                  Issued
                                           ----------                  ------
           Class              Par Value    Number              Number             Amount
           -----              ---------    ------              ------             ------
Common                        N.P.V.       Unlimited        164,683,646       CAN$14,169,668

Warrants                      N.P.V.       Unlimited          8,239,000         CAN$ 467,902

Preferred convertible         N.P.V.       Unlimited              None
   redeemable voting

      b) Summary of options, warrants, and convertible securities outstanding:

            Options
            -------


          Security              Number   Exercise Price   Expiry Date
          --------              ------   --------------   -----------

Incentive Stock Options
                                 5,000        $0.11         19-Nov-04
                                50,000        $0.15         15-Mar-05
                             4,862,500        $0.08         26-Apr-08
                               750,000        $0.31         26-Apr-08
                             1,000,000        $0.43         26-Apr-08
                             ---------
                             6,667,500
                             =========

           Warrants
           --------

Security              Number       Exercise Price               Expiry Date
--------              ------       --------------               -----------

Warrants               150,000     $0.90US per warrant if       2 Sept 2005
                                   exercised by Sept 3, 2005
Warrants               849,000     $0.25 US per warrant if      2 Sept 2005
                                   exercised by Sept 3, 2005
Warrant              1,540,000     $0.25 US per warrant if      2 Sept 2005
                                   exercised by Sept 3, 2005
Warrants             5,700,000     $0.08 US per warrant if
                                   exercised by April 26, 2008  26 April, 2008
                    ----------
TOTAL                8,239,000
                    ==========


           Convertibles
           ------------

           NIL

                                 FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, David Russell Robinson, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Forum Energy Corporation, (the issuer) for the interim period ending September 30th 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

      (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

      (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 27, 2004


/s/ David Russell Robinson
-------------------------------
David Russell Robinson
Chief Executive Officer

Disclosure of Outstanding Share Data

b)    Summary of convertible securities outstanding as at September 30, 2004

          Security                    Number of           Number of       Exercise Price      Expiry Date
                                       Options          Common Shares
                                                        issuable upon     (per option or
                                                         Exercise or         warrant)
                                                         Conversion            US$
----------------------------------------------------------------------------------------------------------
Incentive Stock Options
                                           5,000               5,000          $ 0.11            19-Nov-04

                                          50,000              50,000          $ 0.15            15-Mar-05

                                       4,862,500           4,862,500          $ 0.08            26-Apr-08

                                         750,000             750,000          $ 0.31            26-Apr-08

                                       1,000,000           1,000,000          $ 0.43            26-Apr-08
                                  ----------------------------------
                                       6,667,500           6,667,500
                                  ==================================

Warrants
                                         999,000             999,000          $ 0.25            2-Sept-2005
                                       1,540,000           1,540,000          $ 0.25            2-Sept-2005
                                       5,700,000           5,700,000          $ 0.08            26-Apr-2008
                                  ----------------------------------
                                       8,239,000           8,239,000
                                  ==================================

Looking Forward

This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated. The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.


Signed "David Russell Robinson"
-------------------------------
David Russell Robinson
President and Chief Executive Officer

                                 FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, David Michael Thompson, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Forum Energy Corporation, (the issuer) for the interim period ending September 30th 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

      (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

      (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 30, 2004


/s/ David Michael Thompson
-------------------------------
David Michael Thompson
Chief Financial OFFICER